

March 4, 2013

<u>Via U.S. Mail</u>
Mr. Tan Tran
President, Secretary, Treasurer, and Director
JMJP Partners, Inc.
7545 Irvine Center Drive, Suite 200
Irvine, CA 92618

> **Re: JMJP Partners, Inc., formerly Backgate Acquisition Corporation**
> **Amendment No.2 to Registration Statement on Form 10**
> **Filed February 20, 2013**
> **File No. 0-54824**

Dear Mr. Tran:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note the Form 8-K filed with the Commission on February 26, 2013 in which you disclose that on February 22, 2013 you completed a change in control transaction. It is unclear, however, whether the transaction resulted in the acquisition of an operating business, which would have also triggered, among other things, the disclosure requirements of Items 5.06 and 9.01 of Form 8-K. <u>See</u> Section II.D.3 of SEC Release No. 333-8587. With a view towards disclosure, please provide us a materially complete description of all of the aspects of the change in control transaction, including the identity of the person(s) who acquired control, and a detailed legal analysis of why the transaction would not qualify as a reverse acquisition for purposes of the disclosure requirements of Form 8-K. We may have additional comments following the review of your response. In addition, if the parties entered into a written agreement in connection with the change in control transaction, please amend the Form 8-K to include Item 1.01 disclosure and file the agreement as an exhibit to the Form 8-K.

2. As appropriate, revise your disclosures throughout the registration statement to reflect the registrant's current name, as well as update the address and contact information. For example, refer to the risk factors section and the signature page. In addition, please make similar changes to your "Conflicts of Interest" disclosure on page 26, including changing the name of Beachgate Acquisition Corporation to Essential Telecommunications, Inc.

Exhibits

3. Please file as an exhibit to the registration statement the amendment to the certificate of incorporation reflecting the registrant's change of name.

Financial Statements

General

4. We note you did not respond to comment five from our letter dated February 13, 2013. Since you did not withdraw your Form 10 prior to it going automatically effective, you are now subject to the reporting requirements of the Exchange Act. The Exchange Act requires that you file Forms 10-K and 10-Q even if we still have open comments on your Form 10. As previously requested, please immediately file your Form 10-Q for the most recent interim period subsequent to July 31, 2012. Please refer to Rule 13a-13 of the Exchange Act and General Instruction A to Form 10-Q.

    You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

                                        Very truly yours,

                                        /s/ Era Anagnosti

                                        for Pamela A. Long
                                        Assistant Director